Exhibit 21.1

WILLDAN GROUP, INC.

LIST OF SUBSIDIARIES

AS OF DECEMBER 29, 2023

	Name of Entity	Jurisdiction of Organization
1.	Willdan Electrical of NY, Inc.	New York
2.	Willdan Engineering	California
3.	Willdan Energy Solutions	California
4.	Willdan Financial Services	California
5.	Willdan Lighting & Electric, Inc.	Delaware
6.	Electrotec of NY Electrical Inc.	New York
7.	Public Agency Resources	California
8.	Integral Analytics, Inc.	Ohio
9.	Willdan Energy Co.	Delaware
10.	Energy and Environmental Economics, Inc.	California